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                                                                   Exhibit G.2
                                        NORTHEAST UTILITIES AND SUBSIDIARIES
                                        FINANCIAL DATA SCHEDULE
                                        AS OF SEPTEMBER 30, 1996
                                        (THOUSANDS OF DOLLARS)

                                                                   PRO FORMA
                                                                 GIVING EFFECT
ITEM                                                              TO PROPOSED
  #              DESCRIPTION                     PER BOOK         TRANSACTION

  1  Total Net Utility Plant                      6,788,878          6,788,926
  2  Other Property and Investments                 557,288            557,288
  3  Total Current Assets                         1,019,885          1,017,625
  4  Total Deferred Charges                       2,028,428          2,028,428
  5  Balancing amount for Total Assets                    0                  0
  6  Total Assets                                10,394,479         10,392,267
  7  Common Stock                                   680,260            680,260
  8  Capital Surplus, Paid In                       941,205            941,205
  9  Retained Earnings                              941,341            940,014
 10  Total Common Stockholders Equity             2,381,084          2,379,757
 11  Preferred Stock Subject to Mandatory
                                Redemption          276,000            276,000
 12  Preferred Stock Not Subject to Mandatory
                                Redemption          169,700            169,700
 13  Long Term Debt, Net                          3,688,530          3,688,530
 14  Short Term Notes                                     0                  0
 15  Notes Payable                                   15,000             15,000
 16  Commercial Paper                                     0                  0
 17  Long Term Debt-Current Portion                 279,513            279,513
 18  Preferred Stock-Current Portion                  1,500              1,500
 19  Obligations Under Capital Leases               187,095            187,095
 20  Obligations Under Capital Leases-Current
                                      Portion        19,189             19,189
 21  Balancing amount of Capitalization and
                                   Liabilities    3,376,868          3,375,983
 22  Total Capitalization and Liabilities        10,394,479         10,392,267
 23  Gross Operating Revenue                      3,836,054          3,836,054
 24  Federal and State Income Taxes Expense         156,853            155,968
 25  Other Operating Expenses                     3,252,035          3,252,057
 26  Total Operating Expenses                     3,408,888          3,408,025
 27  Operating Income (Loss)                        427,166            428,029
 28  Other Income (Loss), Net                        30,549             30,464
 29  Income Before Interest Charges                 457,715            458,493
 30  Total Interest Charges                         281,604            283,709
 31  Net Income                                     176,111            174,784
 32  Preferred Stock Dividends                       33,683             33,683
 33  Earnings Available For Common Stock            142,428            141,101
 34  Common Stock Dividends                         200,027            200,027
 35  Total Annual Interest Charges on All Bonds     290,820            290,820
 36  Cash Flow From Operations                            0                  0
 37  Earnings Per Share-Primary                         1.12               1.11
 38  Earnings Per Share-Fully Diluted                   1.12               1.11
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